Tennenbaum Capital Partners TM

June 8, 2012

Kathy Churko

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549-4720

Re:	Tennenbaum Opportunities Fund V, LLC (File No. 811-21960), and Tennenbaum Opportunities Partners V, LP (File No. 811-21992)

Dear Ms. Churko:

I am writing in response to your recent comments and questions regarding the audited financial statements of Tennenbaum Opportunities Fund V, LLC (“TOFV”) and Tennenbaum Opportunities Partners V, LP (“TOPV,” and together with TOFV, the “Registrants”) dated December 31, 2011.

I.	Status of Subclassification as a Non-diversified Company

You inquired regarding the status of the Registrants as non-diversified companies, as defined in Section 5(b)(2) of the Investment Company Act of 1940 (the “Act”). You noted that the annual reports of the Registrants identify the Registrants as non-diversified management investment companies, but commented that the Registrants appeared to be operating as diversified companies, as defined in Section 5(b)(1) of the Act, and also appeared to have operated as such for the last three years. You commented that Section 13 of the Act would require votes of the respective equity holders of the Registrants should the Registrants seek to operate as non-diversified companies, and that it did not appear that the Registrants qualified for the exemption from such a vote under Rule 13a-1.

Response: We note that the Registrants have, in fact, been non-diversified at certain times during the last three years. In addition, the third circumstance listed in Rule 13a-1 provides that no shareholder approval is required if, at the time the fund became diversified, its registration statement as modified or supplemented did not state that the company proposed to become diversified. We believe that the Registrants’ registration statements satisfy that circumstance.

2951 28th Street, Suite 1000 ♦ Santa Monica, CA 90405

Telephone 310.566.1000 ♦ Facsimile 310.899.4950 ♦ www.tennenbaumcapital.com

II.	Other Income

You inquired regarding the composition of Other Income in the statements of operations of the Registrants.

Response: Other Income during the year included commitment fees, amendment fees and other investment-related fees, as well as lease income from aircraft in which TOPV has indirect equity interests.

III.	Related Party Payables and Receivables

You inquired regarding the nature of certain payables and receivables among TOFV, TOPV, and Tennenbaum Capital Partners, LLC, the investment manager of the Registrants (the “Investment Manager”). You also queried whether such related party receivables and payables might constitute loans under the Act.

Response: From time to time, TOPV makes payments to service providers and other third parties on behalf of TOFV which are reimbursed through deductions from distributions that TOPV makes to TOFV, or, during the Registrants’ ramp-up period, from equity contributions. From time to time, the Investment Manager advances payments to service providers and other third parties on behalf of the Registrants and subsequently receives reimbursement from the Registrants. The aforementioned payments are done as a matter of administrative convenience to the Registrants. The Registrants undertook to disclose the nature of such related party receivables and payables in Note 7 of their respective annual reports. We do not consider such amounts to constitute loans because they are not in the nature of borrowed money but rather are purely for administrative convenience. We would also add that the Act does not prohibit loans by affiliates to a fund, or by a fund to a controlled entity, in any event.

IV.	Fee Table

You observed that no fee table was included in the Forms N-2 filed on April 2, 2007. You inquired regarding the inclusion of a fee table in any Forms N-2 filed in the future by the Registrants.

Response: We note that the fee table called for under Item 3 of Form N-2 was not applicable because the Forms N-2 did not offer any shares of common stock. We agree that any Form N-2 offering shares of common stock would include the fee table.

V.	Interest Paid in Kind

You inquired regarding the portion of income that was paid in kind, and suggested that if income paid in kind comprised more than 5% of investment income, it would be disclosed separately in the statement of operations.

Response: During the year ended December 31, 2011, $15,679,881 in interest income was paid in kind. This amount may also be found in the statements of cash flows that are included in the annual reports of the Registrants. We note that Rule 6-07(1) of Regulation S-X requires that “any other category of income which exceeds five percent of [investment income] shall be stated separately.” However, since the income paid in kind is comprised of interest income already specified in Rule 6-07(1)(b), the income paid in kind would not considered be an “other category” that would be required to be separately stated. We note that our practice is consistent with that of leading business development companies and similar investment companies registered under the Act.

The Registrants acknowledge that the Registrants are responsible for the adequacy and accuracy of the disclosures in their filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and that the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, on behalf of the Registrants and the Investment Manager, I thank you for your review and comments. We hope the foregoing responses are satisfactory.

Sincerely,

/s/ Paul L. Davis

Paul L. Davis

Chief Financial Officer

Tennenbaum Opportunities Fund V, LLC and

Tennenbaum Opportunities Partners V, LP